NYSE
AN ICE EXCHANGE

December 19, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of The Advisors' Inner Circle Fund II, under the Exchange Act of 1934:

- Frontier Asset Absolute Return ETF
- Frontier Asset Core Bond ETF
- Frontier Asset Opportunistic Credit ETF
- Frontier Asset Global Small Cap Equity ETF
- Frontier Asset Total International Equity ETF
- Frontier Asset U.S. Large Cap Equity ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com